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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
   (Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                                  thereunder)


                                AMENDMENT NO. 4


                      AMERICAN INDUSTRIAL PROPERTIES REIT
                                (Name of Issuer)

                   DEVELOPERS DIVERSIFIED REALTY CORPORATION

                            DDR TRANSITORY SUB INC.
                               SCOTT A. WOLSTEIN
                      AMERICAN INDUSTRIAL PROPERTIES REIT
                      (Name of Person(s) Filing Statement)

                      COMMON SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                   026791202
                     (CUSIP Number of Class of Securities)

                 SCOTT A. WOLSTEIN                                  CHARLES W. WOLCOTT
              CHIEF EXECUTIVE OFFICER                             CHIEF EXECUTIVE OFFICER
     DEVELOPERS DIVERSIFIED REALTY CORPORATION              AMERICAN INDUSTRIAL PROPERTIES REIT
              3300 ENTERPRISE PARKWAY                       6210 NORTH BELTLINE ROAD, SUITE 170
               BEACHWOOD, OHIO 44122                                DALLAS, TEXAS 75063
                  (216) 755-5500                                      (972) 756-6000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Securities)

                                With copies to:

                 ROBERT A. WEIBLE                                    BRYAN L. GOOLSBY
               Baker & Hostetler LLP                                   GINA E. BETTS
             3200 National City Center                           Locke Liddell & Sapp LLP
               1900 East 9th Street                            2200 Ross Avenue, Suite 2200
               Cleveland, Ohio 44114                                Dallas, Texas 75201
                  (216) 621-0200                                      (214) 740-8000

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c. [ ] A tender offer.
     d. [ ] None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) as preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------
$158,703,956......................................                       $31,741
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

 * For purposes of calculating the filing fee only. The filing fee was determined by adding (a) the product of (i) the 11,354,801 common shares of beneficial interest, par value $0.10 per share, of American Industrial Properties REIT (the "Common Shares") that are proposed to be acquired in the merger and (ii) the merger consideration of $13.74 per Common Share, plus (b) $1,350,990 payable to holders of options to purchase Common Shares in exchange for the cancellation of such options, plus (c) $1,338,000 payable to holders of dividend equivalent rights ("DERs") in exchange for the cancellation of such DERs (collectively, the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of 1% of the Total Consideration.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $31,741
       Form or Registration No.: SCHEDULE 14A PRELIMINARY PROXY STATEMENT
               Filing Party: AMERICAN INDUSTRIAL PROPERTIES REIT
                          Date Filed: DECEMBER 1, 2000
--------------------------------------------------------------------------------
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

                                  INTRODUCTION


     This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (a) Developers Diversified Realty Corporation, an Ohio corporation ("DDR"), (b) DDR Transitory Sub Inc., a Texas corporation and subsidiary of DDR ("DDR Sub"), (c) Scott A. Wolstein, and (d) American Industrial Properties REIT, a real estate investment trust organized under the Texas REIT Act and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("AIP"). This Amendment No. 4 to Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of November 1, 2000 (the "Merger Agreement"), among DDR, DDR Sub and AIP.



     Concurrently with the filing of this Amendment No. 4 to Schedule 13E-3, AIP is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of shareholders of AIP at which the shareholders of AIP will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2) and a copy of the Merger Agreement is attached as Appendix B to the Proxy Statement. All references in this Amendment No. 4 to
Schedule 13E-3 to Items 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.



     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used herein but not defined in this Amendment No. 4 to Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.



     The information contained in this Amendment No. 4 to Schedule 13E-3 and/or the Proxy Statement concerning (a) AIP was supplied by AIP and neither DDR nor DDR Sub takes responsibility for the accuracy of such information and (b) DDR and/or DDR Sub was supplied by DDR and AIP takes no responsibility for the accuracy of such information.


ITEM 1. SUMMARY TERM SHEET.

  Item 1001

     The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet" and "Questions and Answers About the Proposed Transactions" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  Item 1002

     (a) The information contained in the section of the Proxy Statement entitled "The Companies -- AIP" is incorporated herein by reference.

     (b) The information contained in the section of the Proxy Statement entitled "The Special Meeting -- Record Date and Quorum Requirement" is incorporated herein by reference.

     (c)-(d) The information contained in the section of the Proxy Statement entitled "Historical Market Information" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Transactions and Relationships between AIP and DDR" and "-- Share Purchases" are incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  Item 1003

     (a) The information contained in the sections of the Proxy Statement entitled "The Companies," "Trust Managers and Executive Officers of AIP," "Directors and Executive Officers of DDR" and "Directors and Executive Officers of DDR Sub" is incorporated herein by reference. Under one interpretation of the rules governing "going private" transactions under Rule 13e-3 of the Exchange Act, one or all three of Scott A. Wolstein, DDR and DDR Sub may be deemed to be an affiliate of AIP.

     (b) The information contained in the section of the Proxy Statement entitled "The Companies" is incorporated herein by reference.

     (c) The information contained in the sections of the Proxy Statement entitled "Trust Managers and Executive Officers of AIP," "Directors and Executive Officers of DDR" and "Directors and Executive Officers of DDR Sub" is incorporated herein by reference.

     None of the filing persons nor any of the individuals referred to in the information incorporated by reference into this Item 3 has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each of these persons is a citizen of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION.

  Item 1004

     (a)(1) Not applicable.

     (a)(2)(i) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers About the Proposed Transactions," "Summary -- Overview of the Transactions" and "The Merger Agreement" is incorporated herein by reference.

     (a)(2)(ii) The information contained in the sections of the Proxy Statement entitled "Summary -- Overview of the Transactions" and "Proposal Number Two: The Merger; Special Factors -- General Description" is incorporated herein by reference.

     (a)(2)(iii) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- DDR's Purpose and Reasons for the Merger," "-- Benefits of the Merger to DDR,"
"-- Recommendation of the Special Committee and the Board of Trust Managers; Reasons for the Transactions" and "-- Benefits and Detriments to Non-DDR Shareholders" is incorporated herein by reference.

     (a)(2)(iv) The information contained in the section of the Proxy Statement entitled "The Special Meeting -- Required Vote" is incorporated herein by reference.

     (a)(2)(v) The information contained in the sections of the Proxy Statement entitled "The Merger Agreement -- Consequences of the Merger" and "-- Employee Share Plan" is incorporated herein by reference.

     (a)(2)(vi) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Anticipated Accounting Treatment of the Merger" is incorporated herein by reference.

     (a)(2)(vii) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Material Federal Income Tax Consequences" is incorporated herein by reference.

     (c) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Conflicts of Interest" is incorporated herein by reference.

     (d) The information contained in the section of the Proxy Statement entitled "Dissenters' Rights" is incorporated herein by reference.

     (e) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Provision for Non-DDR Shareholders" is incorporated herein by reference.

     (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Item 1005

     (a) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Transactions and Relationships Between AIP and DDR" is incorporated herein by reference.

     (b) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Background of the Merger" is incorporated herein by reference.

     (c) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Background of the Merger" and "-- Transactions and Relationships between AIP and DDR" is incorporated herein by reference.

     (e) The information contained in the sections of the Proxy Statement entitled "Summary -- Votes Required and Voting Agreements," "Proposal Number
Two: The Merger; Special Factors -- Benefits to Insiders," "Proposal Number Two:
The Merger; Special Factors -- Transactions and Relationships Between AIP and DDR" and "The Merger Agreement" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  Item 1006

     (b) The information contained in the section of the Proxy Statement entitled "The Merger Agreement -- Consequences of the Merger" is incorporated herein by reference.

     (c)(1) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Plans for AIP After the Merger" and "The Merger Agreement -- Consequences of the Merger" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

  Item 1013

     (a) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- DDR's Purpose and Reasons for the Merger," and "-- Recommendation of the Special Committee and the Board of Trust Managers; Reasons for the Transactions" is incorporated herein by reference.

     (b) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Background of the Merger" and "-- DDR's Purpose and Reasons for the Merger" is incorporated herein by reference.

     (c) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- DDR's Purpose and Reasons for the Merger," "-- Benefits of the Merger to DDR," "-- Recommendation of the Special Committee and the Board of Trust Managers; Reasons for the Transactions" and "-- Benefits and Detriments to Non-DDR Shareholders" is incorporated herein by reference.

     (d) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- DDR's Purpose and Reasons for the Merger," "-- Benefits of the Merger to DDR," "-- Benefits and Detriments to Non-DDR Shareholders," "-- Material Federal Income Tax Consequences," "-- Plans for AIP After the Merger," "-- Anticipated Accounting Treatment of the Merger," "The Merger Agreement -- Consequences of the Merger" and "Dissenters' Rights" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  Item 1014

     (a)-(b) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Background of the Merger," "-- Position of DDR, DDR Sub and Scott Wolstein Regarding Fairness of the Merger" and "-- Fairness of the Merger; Opinion of the Special Committee's Financial Advisor" is incorporated herein by reference.

     (c) The information contained in the section of the Proxy Statement entitled "The Special Meeting -- Required Vote" is incorporated herein by reference.

     (d) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Background of the Merger" and "-- Provision for Non-DDR Shareholders" is incorporated herein by reference.

     (e) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Background of the Merger," and "-- Recommendation of the Special Committee and the Board of Trust Managers; Reasons for the Transactions" is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

  Item 1015

     (a)-(c) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Background of the Merger," "-- Fairness of the Merger; Opinion of the Special Committee's Financial Advisor" and Appendix A to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

  Item 1007

     (a), (b) and (d) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Source and Amount of Funds; Financing for the Merger" is incorporated herein by reference.

     (c) The information contained in the section of the Proxy Statement entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Item 1008

     (a) The information contained in the section of the Proxy Statement entitled "Principal Shareholders and Share Ownership of Management of AIP" is incorporated herein by reference.

     (b) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Share Purchases" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

  Item 1012

     (d) The information contained in the sections of the Proxy Statement entitled "Summary -- Votes Required and Voting Agreements" and "The Special Meeting -- Required Vote" is incorporated herein by reference.

     (e) The information contained in the sections of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Position of DDR, DDR Sub and Scott A. Wolstein Regarding Fairness of the Merger"
"-- Recommendation of the Special Committee and the Board of Trust Managers; Reasons for the Transactions" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

  Item 1010

     (a) The information contained in the section of the Proxy Statement entitled "Selected Historical Consolidated Financial Data," AIP's Consolidated Financial Statements on pages F-1 through F-25 of AIP's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999 filed with the SEC on March 23, 2001 and pages 3 through 15 of AIP's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000 is incorporated herein by reference.

     (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  Item 1009

     (a)-(b) The information contained in the section of the Proxy Statement entitled "The Special Meeting -- Proxy Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

  Item 1011

     (b) The information contained in the section of the Proxy Statement entitled "Proposal Number Two: The Merger; Special Factors -- Litigation Relating to the Merger" is incorporated herein by reference.

ITEM 16. EXHIBITS.

  Item 1016


              (a)(2)     -- Preliminary Proxy Statement filed with the Securities and
                            Exchange Commission on April 6, 2001.
             *(b)(1)     -- Credit Agreement, dated as of January 28, 1999, by and
                            among American Industrial Properties REIT, Bank One
                            Texas, N.A., and the Lenders named therein.
             *(b)(2)     -- First Amendment to Credit Agreement, dated as of April
                            12, 1999 among American Industrial Properties REIT, Bank
                            One Texas, N.A., and the Lenders named therein.
            **(c)(1)     -- Opinion of Chase Securities Inc., attached as Appendix A to the Preliminary Proxy Statement.
           ***(c)(2)     -- Presentation by Chase Securities Inc. to the Special
                            Committee of the Board of Trust Managers dated May 2,
                            2000.
           ***(c)(3)     -- Presentation by Chase Securities Inc. to the Special
                            Committee of the Board of Trust Managers dated July 24,
                            2000.

            **(d)(1)     -- Agreement and Plan of Merger, dated as of November 1,
                            2000, by and among American Industrial Properties REIT,
                            Developers Diversified Realty Corporation and DDR
                            Transitory Sub Inc., attached as Appendix B to the Proxy
                            Statement.
              (d)(2)     -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Developers
                            Diversified Realty Corporation, LaSalle Investment
                            Management Group, Inc. and LaSalle Investment Management
                            (Securities), L.P. (filed as Exhibit 99.1 to the Form 8-K
                            filed by American Industrial Properties REIT with the SEC
                            on November 8, 2000 and incorporated herein by
                            reference).
              (d)(3)     -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Developers
                            Diversified Realty Corporation, Morgan Stanley Dean
                            Witter Investment Management Inc., on behalf of its
                            clients with respect to shares of AIP over which it (or
                            its designee) exercises investment discretion, and MS
                            Real Estate Special Situations Inc. (filed as Exhibit
                            99.2 to the Form 8-K filed by American Industrial
                            Properties REIT with the SEC on November 8, 2000 and
                            incorporated herein by reference).
              (d)(4)     -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Developers
                            Diversified Realty Corporation and USAA Real Estate
                            Company (filed as Exhibit 99.3 to the Form 8-K filed by
                            American Industrial Properties REIT with the SEC on
                            November 8, 2000 and incorporated herein by reference).
              (d)(5)     -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Value Enhancement
                            Fund IV, L.P. and LaSalle Investment Management
                            (Securities), L.P. (filed as Exhibit 99.4 to the Form 8-K
                            filed by American Industrial Properties REIT with the SEC
                            on November 8, 2000 and incorporated herein by
                            reference).
              (d)(6)     -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Value Enhancement
                            Fund IV, L.P., Morgan Stanley Dean Witter Investment
                            Management Inc., on behalf of its clients with respect to
                            shares of AIP over which it (or its designee) exercises
                            investment discretion, and MS Real Estate Special
                            Situations Inc. (filed as Exhibit 99.5 to the Form 8-K
                            filed by American Industrial Properties REIT with the SEC
                            on November 8, 2000 and incorporated herein by
                            reference).
              (d)(7)     -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Value Enhancement
                            Fund IV, L.P. and USAA Real Estate Company (filed as
                            Exhibit 99.6 to the Form 8-K filed by American Industrial
                            Properties REIT with the SEC on November 8, 2000 and
                            incorporated herein by reference).
            **(f)        -- Sections 25.10, 25.20 and 25.30 of the Texas REIT Act,
                            attached as Appendix D to the Preliminary Proxy
                            Statement.

---------------

  * Previously filed with the Schedule 13E-3 filed with the SEC on December 1, 2000.


 ** Incorporated by reference to the Preliminary Proxy Statement filed by American Industrial Properties REIT with the SEC on April 6, 2001.


*** Previously filed with the Schedule 13E-3 filed with the SEC on March 7, 2001.

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                           DEVELOPERS DIVERSIFIED REALTY
                                           CORPORATION

                                           By:     /s/ JOAN U. ALLGOOD
                                             -----------------------------------
                                           Name: Joan U. Allgood
                                           Title:  Senior Vice President and
                                                   General Counsel

                                           DDR TRANSITORY SUB INC.

                                           By:     /s/ JOAN U. ALLGOOD
                                             -----------------------------------
                                           Name: Joan U. Allgood
                                           Title:  Vice President and Secretary

                                           AMERICAN INDUSTRIAL PROPERTIES REIT

                                           By:    /s/ CHARLES W. WOLCOTT
                                             -----------------------------------
                                           Name: Charles W. Wolcott
                                           Title:  President and Chief Executive
                                                   Officer

                                           /s/ SCOTT A. WOLSTEIN
                                           -------------------------------------
                                           Scott A. Wolstein


Dated: April 5, 2001

                               INDEX TO EXHIBITS


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          (a)(2)         -- Preliminary Proxy Statement filed with the Securities and
                            Exchange Commission on April 6, 2001.
         *(b)(1)         -- Credit Agreement, dated as of January 28, 1999, by and
                            among American Industrial Properties REIT, Bank One
                            Texas, N.A., and the Lenders named therein.
         *(b)(2)         -- First Amendment to Credit Agreement, dated as of April
                            12, 1999 among American Industrial Properties REIT, Bank
                            One Texas, N.A., and the Lenders named therein.
        **(c)(1)         -- Opinion of Chase Securities Inc., attached as Appendix A to the Preliminary Proxy Statement.
       ***(c)(2)         -- Presentation by Chase Securities Inc. to the Special
                            Committee of the Board of Trust Managers dated May 2,
                            2000.
       ***(c)(3)         -- Presentation by Chase Securities Inc. to the Special
                            Committee of the Board of Trust Managers dated July 24,
                            2000.
        **(d)(1)         -- Agreement and Plan of Merger, dated as of November 1,
                            2000, by and among American Industrial Properties REIT,
                            Developers Diversified Realty Corporation and DDR
                            Transitory Sub Inc., attached as Appendix B to the Proxy
                            Statement.
          (d)(2)         -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Developers
                            Diversified Realty Corporation, LaSalle Investment
                            Management Group, Inc. and LaSalle Investment Management
                            (Securities), L.P. (filed as Exhibit 99.1 to the Form 8-K
                            filed by American Industrial Properties REIT with the SEC
                            on November 8, 2000 and incorporated herein by
                            reference).
          (d)(3)         -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Developers
                            Diversified Realty Corporation, Morgan Stanley Dean
                            Witter Investment Management Inc., on behalf of its
                            clients with respect to shares of AIP over which it (or
                            its designee) exercises investment discretion, and MS
                            Real Estate Special Situations Inc. (filed as Exhibit
                            99.2 to the Form 8-K filed by American Industrial
                            Properties REIT with the SEC on November 8, 2000 and
                            incorporated herein by reference).
          (d)(4)         -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Developers
                            Diversified Realty Corporation and USAA Real Estate
                            Company (filed as Exhibit 99.3 to the Form 8-K filed by
                            American Industrial Properties REIT with the SEC on
                            November 8, 2000 and incorporated herein by reference).
          (d)(5)         -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Value Enhancement
                            Fund IV, L.P. and LaSalle Investment Management
                            (Securities), L.P. (filed as Exhibit 99.4 to the Form 8-K
                            filed by American Industrial Properties REIT with the SEC
                            on November 8, 2000 and incorporated herein by
                            reference).
          (d)(6)         -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Value Enhancement
                            Fund IV, L.P., Morgan Stanley Dean Witter Investment
                            Management Inc., on behalf of its clients with respect to
                            shares of AIP over which it (or its designee) exercises
                            investment discretion, and MS Real Estate Special
                            Situations Inc. (filed as Exhibit 99.5 to the Form 8-K
                            filed by American Industrial Properties REIT with the SEC
                            on November 8, 2000 and incorporated herein by
                            reference).
          (d)(7)         -- Voting Agreement dated November 1, 2000, by and among
                            American Industrial Properties REIT, Value Enhancement
                            Fund IV, L.P. and USAA Real Estate Company (filed as
                            Exhibit 99.6 to the Form 8-K filed by American Industrial
                            Properties REIT with the SEC on November 8, 2000 and
                            incorporated herein by reference).
        **(f)            -- Sections 25.10, 25.20 and 25.30 of the Texas REIT Act,
                            attached as Appendix D to the Preliminary Proxy
                            Statement.


---------------

  * Previously filed with the Schedule 13E-3 filed with the SEC on December 1, 2000.


 ** Incorporated by reference to the Preliminary Proxy Statement filed by American Industrial Properties REIT with the SEC on April 6, 2001.


*** Previously filed with the Schedule 13E-3 filed with the SEC on March 7, 2001.